

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2011

Via Email
Michael S. Hudner
B Plus H Ocean Carriers Ltd.
Chairman of the Board, President
& Chief Executive Officer
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda

> **Re: B Plus H Ocean Carriers Ltd.**
> **Schedule 13e-3**
> **Filed November 21, 2011**
> **File No. 5-40007**

Dear Mr. Hudner:

We have reviewed your correspondence dated December 16, 2011 and have the following comments.

<u>General</u>

1. Refer to your responses to prior comments 1 and 2. We do not understand your response or the proposed revisions. It would appear that a proxy statement that specifically denied the applicability of the going private rules could not contain "all material information required to be disclosed" pursuant to Rule 13e-3. Also, the proxy statement shareholders received stated "[y]our stockholders will not receive all the information that may be provided in a Schedule 13e-3…" Moreover, based on your response to comment 4, shareholders did not receive via mail any corrected statements regarding the applicability of Rule 13e-3 prior to their vote on November 22, 2011. Please ensure that any amendment filed removes any suggestion that the proxy statement contained "all material" information required by Rule 13e-3.

2. Refer to your response to prior comments 2 and 4. In addressing the consequences of failing to timely file, please also highlight that the filing person did not mail the Schedule 13e-3 that was filed on EDGAR on November 21, 2011 and as such,

shareholders may not have received material information regarding the applicability or Rule 13e-3 to the transaction at the time of their vote.

3. Your response to prior comment 5 suggests that the amendment will only be mailed to "current shareholders", which would appear to only be shareholders of record post-split. The purpose of any amendment you file would be to provide shareholders who received the original proxy statement with material information regarding the Rule 13e-3 transaction that they did not receive prior to the shareholder meeting because of the company's failure to timely distribute such information. Accordingly, please confirm in your response letter that the company will mail an amendment to all shareholders who were recipients of the proxy statement mailed on October 20, 2011.

As appropriate, please promptly amend your filing in response to these comments. Please be advised that the December 2, 2011 Form 25 filing has not terminated your continuing filing obligations under the Williams Act at this time. As such, please amend your filing accordingly. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): James C. Kardon, Esq.
                  Hahn & Hessen LLP